Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中 通 快 遞 (開 曼 ) 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of ZTO Express (Cayman) Inc. (the “Company”) will be held at 9/F, The Center, 99 Queen’s Road Central, Central, Hong Kong on Wednesday, June 14, 2023 at 2:00 p.m. (Hong Kong time), for the purpose to consider and vote on the following (unless otherwise specified, terms defined in this notice shall have the same meanings as those defined in the circular of the Company dated May 10, 2023 (the “Circular”)). Details regarding the resolutions in this notice are set out in the Circular.

ORDINARY RESOLUTIONS

1.	To receive and consider the audited consolidated financial statements of the Company and the report of the auditor of the Company for the year ended December 31, 2022;

2.	To re-elect Mr. Hongqun HU as executive Director, subject to his earlier resignation or removal;

3.	To re-elect Mr. Xing LIU as non-executive Director, subject to his earlier resignation or removal;

4.	To re-elect Mr. Frank Zhen WEI as independent non-executive Director, subject to his earlier resignation or removal;

5.	To authorize the Board to fix the remuneration of the Directors;

6.	To re-appoint Deloitte Touche Tohmatsu as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2023;

7.	To consider and, if thought fit, pass with or without modification, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2016 Share Incentive Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the shareholders of the Company in general meeting, shall not exceed 20% of the total number of issued and outstanding Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

8.	To consider and, if thought fit, pass with or without modification, the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its Class A Ordinary Shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose, provided that the total number of Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued and outstanding Shares of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

9.	To consider and, if thought fit, pass with or without modification, the following resolution as an ordinary resolution:

“THAT conditional upon the passing of resolutions set out in items 7 and 8 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 7 of the Notice be and is hereby extended by the addition to the aggregate number of Class A Ordinary Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Class A Ordinary Shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 8 of the Notice, provided that such amount shall not exceed 10% of the total number of issued and outstanding Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).”

SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on May 10, 2023 Hong Kong time, as the record date (the “Shares Record Date”) of our Class A ordinary shares with a par value of US$0.0001 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.0001 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”).

Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 10, 2023 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM. Those who hold the Shares indirectly should contact their brokerage firm, bank or other financial institution for further information on how to attend the AGM.

ACCESSING THE VIRTUAL MEETING

An online live webcast of the AGM (the “Virtual Meeting”) will be made available to holders of Shares as of the Shares Record Date. Attendees of the Virtual Meeting may submit questions online. Due to the time limit, only selected questions will be answered at the discretion of the chairperson of the meeting.

You will not be able to vote through the Virtual Meeting. Therefore, if you plan on attending the AGM through accessing the Virtual Meeting, please send in your proxy form or voting instructions in advance.

Registered Shareholders (i.e. those who hold Shares directly) as of the Shares Record Date may view and listen to the online live webcast of the AGM proceedings and submit questions online through http://meetings.computershare.com/ZTO_2023AGM. The live webcast will be open for registered holders of Shares to log in approximately 30 minutes prior to the commencement of the AGM and can be accessed from any location with access to the internet with a smart phone, tablet device or computer. Details regarding the live webcast including the login details to access the online live webcast are included in the Company’s notification letter to registered holders of the Shares to be sent by the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited. In the event that any holder of the Shares appoints any person to be their proxy, login details to access the online live webcast will be sent by the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, to the email address of such proxy provided in the returned proxy form.

Non-registered holders of the Shares whose Shares are held through banks, brokers, custodians or HKSCC Nominees Limited (collectively the “Intermediary”) as of the Shares Record Date should instruct their Intermediary to appoint themselves as proxies or corporate representatives to view and listen to the AGM via the online live webcast and in doing so, they will be asked to provide their email address. Details regarding the online live webcast including the login details will be emailed to them by the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, one day prior to the AGM.

PROXY FORMS AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), which are incorporated by reference into and as a part of this notice for further details and instructions. The proxy form is also available for viewing on our website at https://zto.investorroom.com/.

Holders of record of the Company’s Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on Monday, June 12, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York time, on Tuesday, June 6, 2023 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s investor relations website at https://zto.investorroom.com/, the Hong Kong Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, May 10, 2023

As at the date of this notice, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Zheng LIU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.